Report of Independent Registered Public Accounting Firm

with financial statements and supplemental information as of December 31, 2025 of

Vontobel Securities Ltd, Zurich



**Shape the future
with confidence**

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basle

Phone: +41 58 286 86 86
www.ey.com/en_ch

To the Shareholder and Board of Directors of

Vontobel Securities Ltd, Zurich

Report of the Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd (the Company) as of December 31, 2025, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I (computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission) and II (computation for determination of reserve requirements and information relating to possession of control requirements under Rule 15c3-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young Ltd

Kristina Prenrecaj
Certified Public Accountant (Switzerland)
(Auditor in charge)

Daniel Ramseier
Certified Public Accountant (Switzerland)

We have served as the Company's auditor since 2012.

Basle, Switzerland

February 27, 2026

Enclosures

- ► Financial statements (statement of financial condition and related statements of operations, changes in shareholder's equity and cash flows and related notes)
- ► Schedule I: Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission
- ► Schedule II: Computation for determination of reserve requirements and information relating to possession of control requirements under Rule 15c3-3 of the Securities and Exchange Commission

VONTOBEL SECURITIES LTD.

Statement of Financial Condition
December 31, 2025

	CHF	USD
Assets		
Cash and cash equivalents	8,840,996	11,159,351
Prepaid expenses	5,781	7,297
Fail to deliver	3,893	4,914
Other assets	1,422	1,795
Total assets	**8,852,092**	**11,173,357**
Liabilities and shareholder's equity		
Liabilities		
Accrued expenses	346,905	437,873
Other liabilities	86,519	109,207
Fail to receive	3,893	4,914
Deferred tax liabilities	3,066	3,870
Total liabilities	440,383	555,864
Shareholder's equity		
Share capital, CHF 1,000 par value, 2,000 shares authorized, issued and outstanding	2,000,000	2,524,456
Additional paid-in capital	7,000,000	8,835,595
Accumulated deficit	(588,291)	(742,558)
Total shareholder's equity	8,411,709	10,617,493
Total liabilities and shareholder's equity	**8,852,092**	**11,173,357**

The accompanying notes are an integral part of these financial statements.

VONTOBEL SECURITIES LTD.

Statement of Operations
For the year ended December 31, 2025

	CHF	USD
REVENUES		
Commission income	3,759,720	4,745,624
Other income	4,618	5,829
Interest income	1,320	1,666
Net loss from market maker transactions	(163)	(206)
Total revenues	3,765,495	4,752,913
EXPENSES		
Employee compensation and benefits	1,107,147	1,397,472
Technology and communications	376,312	474,991
Occupancy and equipment costs	113,125	142,790
Professional fees	113,066	142,715
Clearance fees	81,394	102,738
Other expenses	250,481	316,164
Total expenses	2,041,525	2,576,870
Income before provision for income taxes	1,723,970	2,176,043
Less: provision for income taxes	(290,147)	(366,232)
Net income	**1,433,823**	**1,809,811**

The accompanying notes are an integral part of these financial statements.

VONTOBEL SECURITIES LTD.

Statement of Changes in Shareholder's Equity
For the year ended December 31, 2025

	CHF	CHF	CHF	CHF
Shareholder's equity, beginning of year	**2,000,000**	**7,000,000**	**(1,022,114)**	**7,977,886**
Dividend paid	-	-	(1,000,000)	(1,000,000)
Net income	-	-	1,433,823	1,433,823
Shareholder's equity, end of year	**2,000,000**	**7,000,000**	**(588,291)**	**8,411,709**
	USD	USD	USD	USD
Shareholder's equity, beginning of year	**2,206,897**	**7,724,138**	**(1,127,850)**	**8,803,185**
Impact of exchange rate movements on opening balances	317,559	1,111,457	(162,291)	1,266,725
Dividend paid	-	-	(1,262,228)	(1,262,228)
Net income	-	-	1,809,811	1,809,811
Shareholder's equity, end of year	**2,524,456**	**8,835,595**	**(742,558)**	**10,617,493**

The accompanying notes are an integral part of these financial statements.

VONTOBEL SECURITIES LTD.

Statement of Cash Flows
For the year ended December 31, 2025

	CHF	USD
Cash flows from operating activities:		
Net income	1,433,823	1,809,811
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in deferred tax liabilities	997	1,258
Changes in operating assets and liabilities:		
Decrease in prepaid expenses	1,862	2,350
Increase in other assets	(792)	(1,000)
Increase in accrued expenses	17,735	22,386
Increase in other liabilities	21,429	27,048
Net cash provided by operating activities	1,475,054	1,861,854
Cash flows from financing activities:		
Dividend paid	(1,000,000)	(1,262,228)
Effect of exchange rate changes on cash and cash equivalents	-	1,328,341
Net increase	475,054	1,927,967
Cash and cash equivalents , beginning of year	8,365,942	9,231,384
Cash and cash equivalents , end of year	**8,840,996**	**11,159,351**
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	277,965	321,488

The accompanying notes are an integral part of these financial statements.

VONTOBEL SECURITIES LTD.

Notes to Financial Statements
December 31, 2025

Note 1 - Nature of business

Vontobel Securities Ltd (the "Company") is a wholly-owned subsidiary of Vontobel Holding Ltd (the "Holding" or the "Parent"); both are incorporated in Zurich, Switzerland. The Company operates in the United States of America ("US") and is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides, on an agency basis, introducing brokerage services to US institutional investors primarily in European securities. Such services include sales brokerage as well as services for external asset managers. The Company operates a branch in New York. The Company has brokerage and services agreements with Bank Vontobel Ltd., Zurich (the "Bank"), the Holding and Vontobel Asset Management Inc., New York, whereby the Bank executes transactions and provides related clearing, custodial and administrative services to the Company. Such administrative services include management support and controlling, corporate identity and project tasks. Vontobel Asset Management Inc., New York, provides office space and administration services to the New York branch of the Company. Costs are allocated on the basis of cost center allocation (according to effective consumption or full time equivalents).

Note 2 - Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"). The Company's functional and reporting currency is that of the Parent, Swiss Francs (CHF). These financial statements are presented in both Swiss Franc and US Dollars for presentation purposes and based on the exchange rate at December 31, 2025 of CHF 0.79225 per USD 1.00. This presentation should not be construed as representation that the Swiss Francs amount could be converted to US Dollars at this rate.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less at acquisition to be cash equivalents. Included in cash and cash equivalents are demand deposits with banks and are stated at face value.

Deferred Tax Assets and Liabilities

Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740 ("ASC 740") "Accounting for Income Taxes" under the asset and liability method. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

A valuation allowance is recorded when it is determined that it is more-likely-than-not, based upon all available evidence both positive and negative, that a portion or all of its deferred tax assets will not be realized.

For certain tax positions, a more-likely-than-not threshold is used, which is based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured as the larges amount of tax benefits determined on a cumulative probability basis, which are more-likely-than-not to be realized upon ultimate settlement in the financial statements.

Revenue Recognition

Commissions revenue is recorded on a trade-date basis. The Company has determined that this date represents the appropriate point in time to recognize commission revenue as there are no significant actions which the Company needs to take subsequent to this date.

VONTOBEL SECURITIES LTD.

Notes to Financial Statements
December 31, 2025

Foreign Currency Translation

The Company's functional and reporting currency is that of the Parent, Swiss Francs (CHF). The financial statements are translated into US Dollars and are based on the year end exchange rate. As December 31, 2025, the exchange rate was CHF 0.79225 per USD 1.00. Gains and losses resulting from translation of the statements are excluded from the statement of operations and accumulated other comprehensive loss are reported as a separate component of equity. This convenience translation should not be construed as representation that the Swiss Francs amounts could be converted to US Dollars at this rate.

Comprehensive Income (Loss)

The Company reports and displays comprehensive income (loss) and its components in shareholder's equity. The components of other comprehensive income (loss), such as changes in foreign currency translation adjustments, are added to net income to arrive at comprehensive income (loss). Other comprehensive income (loss) items have no impact on net income as presented in the statement of operations.

Leases

In accordance with US GAAP (ASC 842 Leases), payments related to existing leasing contracts, which are short-term leases (lease term less than 12 months), are recognized in "occupancy and equipment costs" on the statement of operations.

Taxes

The Company pays income taxes both in Switzerland and in the US as revenues are generated in both locations. In addition, the Company pays capital taxes on the Company's net equity in Switzerland. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. Capital taxes are recognized within "other expenses" on the statement of operations.

The Company is subject to Switzerland corporate income taxes at a 19.7% tax rate and is included in "provisions for income taxes" on the statement of operations.

The amount of current and deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company recognizes and measures its unrecognized tax benefits in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740 ("ASC 740") "Accounting for Income Taxes". As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the financial statement carrying amounts of assets and liabilities and respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

A valuation allowance is recorded when it is determined that it is more-likely-than-not, based upon all available evidence both positive and negative, that a portion of all its deferred tax assets will not be realized.

Recent Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). ASU 2024-03 requires additional disclosures about the nature of expenses included in the income statement, such as purchases of inventory, employee compensation and depreciation. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 on its financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

VONTOBEL SECURITIES LTD.

Notes to Financial Statements
December 31, 2025

Note 3 - Expiry date of losses carried forward and deferred taxes

	CHF	USD
Total operating losses carried forward, Swiss	**0**	**0**
Deferred tax assets, Swiss		
Gross deferred tax assets	0	0
Valuation allowance	(0)	(0)
Net deferred tax assets, Swiss	**0**	**0**
Operating losses carried forward, US		
Fiscal year 2007 (expires 2027)	-	-
Fiscal year 2008 (expires 2028)	698,091	881,150
Fiscal year 2009 (expires 2029)	884,080	1,115,910
Fiscal year 2010 (expires 2030)	1,256,741	1,586,294
Fiscal year 2011 (expires 2031)	1,547,286	1,953,028
Fiscal year 2012 (expires 2032)	1,855,945	2,342,626
Fiscal year 2013 (expires 2033)	1,692,214	2,135,959
Fiscal year 2014 (expires 2034)	708,943	894,847
Fiscal year 2015 (expires 2035)	985,953	1,244,497
Fiscal year 2016 (expires 2036)	1,128,904	1,424,934
Fiscal year 2017 (expires 2037)	869,871	1,097,976
Fiscal year 2018 (no expiration)	836,095	1,055,342
Fiscal year 2019 (no expiration)	27,404	34,590
Fiscal year 2022 (no expiration)	98,855	124,778
Total operating losses carried forward, US	**12,590,382**	**15,891,931**
Deferred tax assets, US		
Gross deferred tax assets	3,147,596	3,972,983
Valuation allowance	(3,147,596)	(3,972,983)
Net deferred tax assets, US	**0**	**0**

The Company recognizes Swiss deferred tax assets related to tax losses that can be carried forward. In general, Swiss tax losses can be carried forward for seven years. After valuation allowances there were no Swiss net deferred tax assets to be recognized as of December 31, 2025.

The Company recognizes US deferred tax assets related to tax losses that can be carried forward. According to US regulations all losses carried forward before January 1, 2018 can be carried forwarded for twenty years; all net operational losses after this date can be carried forward indefinitely but only 80% of the taxpayer's taxable income can be utilized. After valuation allowances there were no US net deferred tax assets to be recognized as of December 31, 2025.

The deferred tax liabilities recognized on the statement of financial condition are due to temporary differences related to share-based performance plan accruals. The share-based performance plan is administered by the Parent.

Note 4 - Commitments

No material lease commitments to third parties exist at year ended December 31, 2025. However, the Company has entered into service level agreements with the Bank, the Holding and Vontobel Asset Management Inc., New York, for transaction and management services (Note 5).

VONTOBEL SECURITIES LTD.

Notes to Financial Statements
December 31, 2025

Note 5 - **Related party transactions**

During the year, the Company had significant related party transactions, resulting in significant related party balances with affiliates at year end.

The following table sets forth the Company's related party assets and liabilities, included on the statement of financial condition as of December 31, 2025.

	CHF	USD
Assets (related party)		
Cash and cash equivalents	5,935,839	7,492,382
Prepaid expenses	5,781	7,297
	5,941,620	**7,499,679**
Liabilities (related party)		
Accrued expenses	72,229	91,169
	72,229	**91,169**

The cash and cash equivalent amount is held at the Bank.

The following table sets forth the Company's related party revenue and expenses, included on the statement of operations for the year ended December 31, 2025.

	CHF	USD
Revenue (related party)		
Commission income	1,281,948	1,618,110
Interest income	1,320	1,666
	1,283,268	**1,619,776**
Expenses (related party)		
Employee compensation and benefits	133,576	168,603
Technology and communications	342,741	432,617
Occupancy and equipment costs	113,125	142,790
Clearance fees	81,394	102,738
Other expenses	144,186	181,996
	815,022	**1,028,744**

The Company earns commission fees from the Bank for acting as the introducing broker in accordance with the brokerage and service agreement. Interest income earned on the cash balance held at the Bank is based on rates paid by the Bank to not affiliated third parties for similar accounts.

The Company incurs expenses relating to various securities transactions and financing activities with affiliates, as well as fees for administrative services performed on behalf of the Company under the terms of various agreements.

VONTOBEL SECURITIES LTD.

Notes to Financial Statements
December 31, 2025

Note 6 - Net capital requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule Under Rule 15c3-1 of the Securities and Exchange Act of 1934 (Rule 15c3-1). The Company is required to maintain a minimum net capital of the greater of 6 2/3% of aggregated indebtedness, as defined, or USD 250,000. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital, as defined of USD 3,019,515 of which USD 2,769,515 was in excess of its required net capital, as defined of USD 250,000. The Company's net capital ratio, as defined was 0.18 to 1.

Note 7 – Off-balance sheet risk and concentration of credit risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk and has not recorded a contingent liability in the financial statements for these indemnifications.
At December 31, 2025, all cash accounts of the Company are held outside of the United States in Switzerland.

Note 8 – Legal and regulatory matters

The Company may be subject to claims, legal proceedings and regulatory matters that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters, if any, will not have a material adverse effect on the financial condition or results of operations of the Company. The Company's maximum exposure regarding these matters is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 9 - Employee benefit plans

The Company participates in the pension plan of the Bank for employees located in Switzerland (the "ZH Plan"). The Company accounts for its participation in this single employer plan as a multiemployer plan. For the year ended December 31, 2025, the Company made contributions to the ZH Plan in the amount of CHF 27,220 (USD 34,358) which is included in "employee compensation and benefits" on the statement of operations.

The Company participates in a defined contribution pension plan for employees located outside of Switzerland ("US Plan"). Contributions to the US Plan are paid by the employer. For the year ended December 31, 2025, the Company made contributions in the amount of CHF 34,708 (USD 43,809) to US Plan which is included in "employee compensation and benefits" on the statement of operations.

Note 10 - Reporting by segment

The Company is engaged exclusively in wealth management activities in Switzerland and United States. This focus on pure-play wealth management includes certain internal supporting functions that serve entirely the core business activities. Revenues from wealth management activities primarily encompass commissions charged for servicing and advising wealth management clients as well a net interest income on financial instruments.

The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Although the Company operates in Switzerland and the United States, the CODM manages the business activities using consolidated information of the Company as a whole, and the Company is therefore considered to have a single reportable segment. The accounting policies used to measure profit and loss of the segment are the same as those described in the nature of business and summary of significant accounting policies.

VONTOBEL SECURITIES LTD.

Notes to Financial Statements
December 31, 2025

At December 31, 2025, the total assets presented in the Company's statement of financial condition represents total assets of the Company's single reportable segment. In addition, for the year ended December 31, 2025, segment revenue and significant expenses, including those expense categories and amounts that are regularly provided to the the CODM, and segment net income are included in the Company's statement of operations.

Note 11 – Income taxes

Income before income taxes consisted of the following:

United States	$	387,059
Switzerland		1,788,984
	$	2,176,043

The income tax provision consisted of the following:

Current:		
United States	$	5,131
Switzerland		364,971
Total current tax expense		370,102
Deferred:		
United States		(2,596)
Switzerland		(1,274)
Total deferred tax expense		(3,870)
Total income tax provision	$	366,232

The following presents a reconciliation of the income tax provision based on the U.S. federal statutory tax to the total effective tax rate:

U.S. federal statutory tax rate	21.00	%
Increase/(decrease) in income taxes resulting from:		
Temporary differences related to share-based performance plan accruals	(0.18)	
U.S. income excluded from taxation	(3.74)	
Statutory tax rate difference between United States and Switzerland	(1.07)	
Other	0.82	
Effective tax rate	16.83	%

The Company made payments to the following jurisdictions:

United States	$	4,655
Switzerland		
Swiss Federal		107,579
City of Zürich		209,254
Income taxes paid (net of refunds received)	$	321,488

Note 12 - Subsequent events

No events have occurred since the balance sheet date that affect the relevance of the information provided in the year 2025 financial statements and would therefore need to be disclosed.

VONTOBEL SECURITIES LTD.

Supplementary Information - Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2025

	USD
Shareholder's equity	10,617,493
Less: nonallowable assets	
Cash and cash equivalents	7,360,984
Prepaid expenses	7,297
Other assets	1,795
Total nonallowable assets	7,370,076
Net capital before haircuts	3,247,417
Haircuts	
Foreign currency assets	(227,902)
Net capital	3,019,515
Computation of basic net capital requirement	
Aggregate indebtedness	
Accrued expenses	437,873
Other liabilities	109,207
Fail to receive	4,914
Total aggregate indebtedness	551,994
Minimum net capital required (greater of USD 250,000 or 6 2/3% of aggregate indebtedness	250,000
Excess net capital	**2,769,515**
Net capital ratio	**0.18 to 1**

The Company has classified USD 7,360,984 of its cash balance at the affiliated Bank as non-allowable, because this cash is not used to settle operational liabilities.

There are no material differences between the above computation of net capital and the computation reported in the Company's unaudited Form's X-17A-5, Part IIA filing as of December 31, 2025, filed on January 27, 2026.

VONTOBEL SECURITIES LTD.

Supplementary Information – Schedule II
Computation for Determination of Reserve Requirements and Information Relating to
Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2025

The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to provision(k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, the Company operates pursuant to the exemptive provisions of (k)(2)(i) of Rule 15c3-3.

Vontobel Securities AG

Brian Fischer
Chairman of the Board of Directors

Beat Dünki
Chief Executive Officer

Susanne Schümperli
Chief Financial Officer ad interim